FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated January 29, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 29, 2010

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	January 29, 2010

Tata Motors Q3 stand-alone net revenue Rs. 8979.90 crores, an increase of 88.7%.

PAT at Rs. 400.14 crores

Mumbai, January 29, 2010: Tata Motors today reported revenues (net of excise) of Rs. 8979.90 crores on a stand-alone basis for the quarter ended December 31, 2009, of the financial year 2009-10, a growth of 88.7% compared to Rs. 4758.62 crores in the corresponding quarter last year.

The company’s operating margins (EBITDA) came in at 12.8%, an improvement of 1092 basis points compared with the corresponding quarter of the previous year. Volume recovery and marginal price increase undertaken in October 2009 to combat strengthening commodity prices aided the company to maintain double digit margins.

Profit before Tax for the quarter was Rs. 555.04 crores (loss in Q3 2008-09: Rs.419.15 crores, after considering notional foreign exchange loss (net) of Rs. 225.73 crores) and Profit after Tax was Rs. 400.14 crores (loss in Q3 2008-09: Rs.263.26 crores).

Introduction of new products and strong continued growth in the existing portfolio, along with government stimulus, a benign liquidity environment and overall economic recovery, has driven domestic demand revival during the current year. The sales volume for the quarter (including exports) stood at 165,413 vehicles. This is a growth of 67.5% over sales of 98,760 vehicles in Q3 2008-09, which witnessed steep decline in volumes impacted by the financial crisis.

In the domestic market, Commercial Vehicles sales increased by 88.8% to 93,520 units leading to a market share of 64.3%. With a growth of 121.6% in Q3 2009-10 over sales in Q3 2008-09, the Medium and Heavy Commercial Vehicle segment witnessed a year-on-year growth for the second quarter in a row in the current fiscal year. Light Commercial Vehicles, led by the continued strong performance of the Ace and its variants and on the low base of previous year, witnessed significant growth of 70.5% over Q3 2008-09. While investment in infrastructure projects, continuing stimulus support and smooth implementation of the change in emission norms would influence the magnitude of growth in the coming quarters, the company has planned several new product launches to defend and improve its market position.

Passenger Vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 46% in the domestic market to 61,593 units. The market share for Tata passenger vehicles for the period stood at 11.8%. The company launched the new Indigo Manza during the quarter which saw the Indigo range sales grow by 63.5% over Q3 2008-09, substantially higher than the 35% growth of the Entry Mid-size Sedan market. The company has also ramped up the production rate of the Nano at the plant in Uttarakhand, and has till December 31, 2009 delivered 17,537 units of Nano. Along with Fiat, the company has a joint market share of 13.1% in the industry.

Nine months, ended December 31, 2009

The company’s revenues (net of excise) were Rs. 23363.35 crores in the nine month period of April – December 2009, a growth of 24.5% compared to Rs. 18,765.91 crores in the corresponding period of last year. Profit before Tax was Rs. 2009.93 crores, an increase of 607.8% compared to Rs. 283.95 crores (after considering notional foreign exchange loss (net) of Rs. 632.55 crores) in the nine month period last year, while Profit after Tax was Rs. 1643.04 crores, a growth of 300.9% over Rs. 409.84 crores in the corresponding period last year.

The audited financial results of the company for the quarter and nine months ended December 31, 2009, are enclosed.

News Release – 2	January 29, 2010

Auditors’ Report

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (‘the Company’) for the quarter and nine months ended December 31, 2009, attached herewith, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement with the Stock Exchanges. These financial results have been prepared by the Company on the basis of the interim financial statements, which are the responsibility of the Company’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the said financial results in so far as they relate to the figures stated in the column ‘Quarter ended December 31, 2009’ and ‘Nine months ended December 31, 2009’:

(a)	are presented in accordance with the requirements of clause 41 of the Listing Agreement with the Stock Exchanges; and

(b)	give a true and fair view of the net profit for the quarter and nine months ended December 31, 2009 and other financial information for the nine months ended December 31, 2009.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings, pledged /encumbered shares and non-encumbered shares of promoter and promoter group shareholders as furnished by the Company in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2009

Particulars				Quarter ended December 31,		Nine Months ended December 31,		Year ended March 31,
				2009	2008	2009	2008	2009
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			93520	49546	255391	195192	265373
	Passenger cars and Utility vehicles			61593	42187	172414	142507	207512
	Exports			10300	7027	23523	29177	33536

				165413	98760	451328	366876	506421

2	Vehicle Production:(in Nos.)
	Commercial vehicles			98890	52854	276728	218757	286590
	Passenger cars and Utility vehicles			49906	40548	147230	142017	201926

				148796	93402	423958	360774	488516

				Rupees lakhs
(B)
1	(a)	Sales / Income from Operations		957748	524629	2499269	2095237	2829256
		Less: Excise Duty		64768	53266	178862	232239	293848
		Net Sales / Income from Operations		892980	471363	2320407	1862998	2535408
	(b)	Other Operating Income		5010	4499	15928	13593	30671
		Total Income from Operations		897990	475862	2336335	1876591	2566079
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress		(13889)	18253	(70213)	(13034)	23804
	(b)	Consumption of raw materials and components		498412	297209	1357109	1233692	1621862
	(c)	Purchase of products for sale		130648	43151	279735	153065	218032
	(d)	Employee cost		47267	37089	135310	118758	155139
	(e)	Depreciation and Amortisation		26411	20165	75663	58536	87454
	(f)	Product development expenses		2262	1372	4927	3213	5117
	(g)	Other expenditure		139643	95368	394924	339640	463600
	(h)	Amount capitalised		(19282)	(24294)	(55092)	(67392)	(91602)
	(i)	Total		811472	488313	2122363	1826478	2483406
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			86518	(12451)	213972	50113	82673
4	Other Income			21	9951	74050	84440	92597
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]			86539	(2500)	288022	134553	175270
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		38682	32064	107540	74205	107310
	(b)	Interest income / Interest capitalised		(10068)	(15222)	(25017)	(31302)	(39942)
	(c)	Net interest and discounting charges		28614	16842	82523	42903	67368
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]			57925	(19342)	205499	91650	107902
8	Exceptional items
	Notional exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans given			(2421)	(22573)	(4506)	(63255)	(6526)
9	Profit / (Loss) from Ordinary Activities before tax [7+8]			55504	(41915)	200993	28395	101376
10	Tax expense			15490	(15589)	36689	(12589)	1250
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]			40014	(26326)	164304	40984	100126
12	Extraordinary Items (net of tax expense)			—	—	—	—	—
13	Net Profit / (Loss) for the period [11-12]			40014	(26326)	164304	40984	100126
14	Paid-up Equity Share Capital (Face value of Rs. 10 each)			54396	51405	54396	51405	51405
15	Reserves excluding Revaluation Reserve							1169103
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	7.36	(5.51)	31.39	9.82	22.70
	(b)	Diluted EPS before and after Extraordinary items	Rupees	6.86	(5.51)	28.99	9.05	20.83
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	7.86	(5.51)	31.89	10.32	23.20
	(b)	Diluted EPS before and after Extraordinary items	Rupees	7.36	(5.51)	29.49	9.55	21.33

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares		238226078	202974623	238226078	202974623	203174623
	-	Percentage of shareholding		49.65%	45.12%	49.65%	45.12%	45.17%
	B.	‘A’ Ordinary Shares
	-	Number of Shares		27857671	10093011	27857671	10093011	10093011
	-	Percentage of shareholding		43.41%	15.73%	43.41%	15.73%	15.73%
18	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares		45000000		45000000		61250000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		24.64%		24.64%		32.63%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		9.38%		9.38%		13.62%
	(b)	Non-encumbered
	-	Number of Shares		137666241		137666241		126483595
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		75.36%		75.36%		67.37%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		28.70%		28.70%		28.11%
	B.	'A' Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares		—		—		—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		—		—		—
	-	Percentage of shareholding (as a % of the total share capital of the Company)		—		—		—
	(b)	Non-encumbered
	-	Number of Shares		36318703		36318703		54082644
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		100.00%		100.00%		100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		56.59%		56.59%		84.27%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter and nine months ended December 31, 2009 include profit on sale of investments of Rs. 12 lakhs and Rs. 68902 lakhs respectively (Rs. 4780 lakhs and Rs. 52058 lakhs for the quarter and nine months ended December 31, 2008 respectively) and dividend from subsidiary companies Rs. Nil and Rs. 762 lakhs respectively (Rs. 5000 lakhs and Rs. 22582 lakhs for the quarter and nine months ended December 31, 2008 respectively).
3)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter and nine months ended December 31, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the quarter and nine months ended December 31, 2008, the Loss before tax would have been lower by Rs. 18959 lakhs for the quarter ended December 31, 2008 and the Profit before tax would have been higher by Rs. 61293 lakhs for the nine months ended December 31, 2008.
4)	During the quarter ended December 31, 2009, the Company has

(a)	issued 29904306 Global Depository Shares (GDS) each representing one share at a price of US$ 12.54 (Rs. 581.92) per GDS, aggregating US$ 375 million (Rs. 174019 lakhs) and 4% Convertible Notes (Notes) due 2014 aggregating US$ 375 million (Rs. 174019 lakhs), convertible into Ordinary Shares, GDS or American Depository Shares (ADS), as per the terms of issue. Unless previously converted, redeemed or purchased and cancelled, the Notes will be redeemed on October 16, 2014 at 108.5050% of their principal amount;

(b)	acquired 79% shares in Hispano Carrocera, S A by way of exercise of the existing call option, through mutual agreement with the other share-holder, Investalia S. A., Spain, for a consideration of Euro 2 million (Rs. 1371 lakhs). Consequently, Hispano Carrocera, S A has become a 100% subsidiary of the Company; and

(c)	made further investment of Rs. 342726 lakhs in its subsidiary TML Holdings Pte Ltd, (Singapore) for downstream investment in its subsidiary in the UK to facilitate repayment of the balance bridge loan taken by it for financing the acquisition of Jaguar Land Rover. The said bridge loan has been fully repaid.

5)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. Based on management's assessment, presently no provision is considered necessary to the carrying cost of the Capital work in progress.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2009 :

Complaints	Opening	Received	Resolved	Closing
Rights Issue related	—	2	1	1
Others	8	132	39	101	*

*	94 complaints pertaining to non-receipt of dividend warrants.

8)	Public Shareholding of Ordinary Shares as on December 31, 2009 excludes 12.27% (13.10% as on December 31, 2008) of Citibank N.A. as Custodian for Depository Shares.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 29, 2010.

Tata Motors Limited

/S/ RATAN N TATA
Ratan N Tata
Mumbai, January 29, 2010	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.